[redacted]

SECU[...]ION

13014355

DD 8/9/13

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED AUG 08 2013 WASHINGTON, D.C. 193 SECTION

SEC FILE NUMBER
8- 53100

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/12 (MM/DD/YY) AND ENDING 06/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BDO CAPITAL ADVISORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 HIGH STREET, SUITE 900
(No. and Street)

BOSTON	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT SNAPE
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MRPR GROUP, PC
(Name – *if individual, state last, first, middle name*)

28411 NORTHWESTERN HWY, SUITE 800	SOUTHFIELD	MI	48034
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

09 8/13/13

OATH OR AFFIRMATION

I, ROBERT SNAPE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BDO CAPITAL ADVISORS, LLC, as of JUNE 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

KATHLEEN M. SHEA
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
July 22, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BDO CAPITAL ADVISORS, LLC
BOSTON, MASSACHUSETTS

FINANCIAL STATEMENTS AND
SUPPORTING SCHEDULES
PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

AND

INDEPENDENT AUDITORS' REPORT

FOR THE YEAR ENDED
JUNE 30, 2013

BDO CAPITAL ADVISORS, LLC

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

FINANCIAL STATEMENTS:

Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Members' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 9
Exemptive Provision Under Rule 15c3-3	10

SUPPLEMENTAL INFORMATION:

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	11 - 13
Independent Auditors' Report on Internal Control	14 - 15

MRPR GROUP CPAs & Advisors
One Northwestern Plaza, 28411 Northwestern Highway, Suite 800, Southfield, MI 48034-5538
(248) 357-9000 Fax (248) 357-9001 www.mrpr.com

INDEPENDENT AUDITORS' REPORT

Members
BDO Capital Advisors, LLC
Boston, Massachusetts

We have audited the accompanying statement of financial condition of BDO Capital Advisors, LLC (Company) as of June 30, 2013, and the related statements of operations, changes in Members' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BDO Capital Advisors, LLC as of June 30, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the supplemental schedules has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplemental schedules is fairly stated in all material respects in relation to the financial statements as a whole.

MRPR GROUP, P.C.

Southfield, Michigan
August 2, 2013

BDO CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2013

ASSETS

ASSETS:	
Cash and cash equivalents	$ 2,446,695
Accounts receivable, net of allowance for doubtful accounts of $25,000	11,587
Work in progress, net of valuation allowance of $6,803	28,246
Prepaid expenses	36,782
Total assets	$ 2,523,310

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:	
Accounts payable	$ 12,511
Accrued liabilities:	
Compensation	772,595
Other	60,304
Due to related parties	724,663
Total liabilities	1,570,073
MEMBERS' EQUITY	953,237
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 2,523,310

See accompanying notes to financial statements.

BDO CAPITAL ADVISORS, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2013

REVENUES:	
Management and investment advisory fees	$ 4,479,163
Less: subcontractor fees	187,219
NET REVENUE	4,291,944
OPERATING EXPENSES:	
Employee compensation and benefits	2,860,169
Communications	10,194
Professional fees	146,296
Occupancy and equipment rental	375,142
Travel and entertainment	215,316
General and administrative	818,243
Total operating expenses	4,425,360
OPERATING LOSS	(133,416)
OTHER INCOME:	
Interest income, net of interest expense	58
NET LOSS	$ (133,358)

See accompanying notes to financial statements.

BDO CAPITAL ADVISORS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY FOR THE YEAR ENDED JUNE 30, 2013

BALANCE AT JULY 1, 2012	$ 1,636,595
Increase in member's equity in lieu of payment of related party payable	450,000
Capital distributions	(1,000,000)
Net loss	(133,358)
BALANCE AT JUNE 30, 2013	$ 953,237

See accompanying notes to financial statements.

BDO CAPITAL ADVISORS, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (133,358)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Change in valuation allowance for work in process	6,803
Changes in operating assets and liabilities:	
Accounts receivable	921,776
Work in progress	6,828
Accounts payable	12,511
Prepaid expenses	4,644
Accrued liabilities	(715,250)
Net cash provided by operating activities	103,954
CASH FLOWS FROM FINANCING ACTIVITIES:	
Net change due to related parties	704,420
Members' capital distributions	(1,000,000)
Net cash used in financing activities	(295,580)
NET DECREASE IN CASH	(191,626)
CASH, BEGINNING OF YEAR	2,638,321
CASH, END OF YEAR	$ 2,446,695
NON-CASH FINANCING ACTIVITIES:	
Increase in member's equity in lieu of payment of related party payable	$ 450,000

See accompanying notes to financial statements.

BDO CAPITAL ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - Nature of Operations

BDO Capital Advisors, LLC (the "Company") has operations in Costa Mesa, California; New York, New York; Boston, Massachusetts; Los Angeles, California and Dallas, Texas. The Company is a middle market boutique investment bank that focuses on four product areas: mergers and acquisition advisory, corporate finance capital raising, special situations advisory, and board advisory services. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. ("FINRA").

The Company was organized as a limited liability company under the Limited Liability Company Act of the State of Delaware. The Company's operating agreement expires on December 31, 2025. As a limited liability company, the members' liability is limited to the extent of their direct equity investment.

NOTE 2 - Summary of Significant Accounting Policies

Revenue recognition - Revenues from consulting or advisory engagements are recognized when mutually agreed upon milestones with clients are achieved. Revenues from success fees are recognized only when the contractual contingent condition has been achieved, such as the sale of a client company.

Cash and cash equivalents - The statement of cash flows is designed to show the change in cash and cash equivalents during the year. Cash equivalents are defined as short-term, highly liquid investments that are both readily convertible to cash and are so near maturity that fluctuations in interest rates lead to insignificant risk of changes in investment value. Included in the Company's cash and cash equivalents are cash equivalents of $1,400,225 at June 30, 2013.

Accounts receivable - Accounts receivable consist of amounts due under various success fee and retainer fee arrangements with customers for various capital and development services rendered. Under a retainer fee arrangement, clients are invoiced in advance with net 30 day terms for the succeeding month's services to be performed. Success fee arrangements are based on a preset formula determined at the commencement of each engagement. Occasionally, clients are invoiced on an hourly rate basis. Credit is granted to clients after Company management approves the nature of the services to be performed. Interest is not charged on past due accounts.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of accounts that will not be collected.

NOTE 2 - Summary of Significant Accounting Policies - (Continued)

Work-in-progress - Work in progress consists of employee expenses and time that has yet to be billed to the respective client.

The carrying amount of work in progress is reduced by a valuation allowance that reflects management's best estimate of amounts that will not be collected.

Income taxes - As a single member limited liability company, the Company is a disregarded entity for Federal income tax purposes and taxable income or loss is reported by its member. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

State Income tax positions taken by the Company prior to single member limited liability status (April 2010) were recognized and measured under a more-likely-than-not success threshold. Management has evaluated the Company's various tax positions under this criteria for recognition, derecognition, and measurement in these financial statements. With few exceptions, the Company is no longer subject to state tax examinations for years before 2007.

The Company accrues interest related to unrecognized tax liabilities in interest expense and penalties in operating expenses. During the year ended June 30, 2013, the Company accrued interest or penalties relating to unrecognized tax benefits in the amount of $0.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America issued by Financial Accounting Standards Board requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising - The Company follows the policy of charging the cost of advertising to expense as incurred. Advertising costs totaled $15,774 for the year ended June 30, 2013.

NOTE 3 - Retirement Plan

The Company maintains an employee 401(k) and profit sharing plan covering substantially all of its eligible employees, as defined by the plan. Under the terms of the plan, the Company may make discretionary matching contributions. The Company made matching contributions of $48,420 for the year ended June 30, 2013.

NOTE 4 - Related Parties

The Company has a facilities usage agreement with its member to provide various occupancy services, including, but not limited to, telephone, computer support, and office space and services. The rent is adjusted quarterly based on equipment usage and the number of employees in each office. This agreement expires on June 30, 2014. The total amount paid to the member was $374,950 for the year ended June 30, 2013. Balances owed to the member at June 30, 2013 was $217,312.

Additionally, the Company reimburses related parties for costs paid on the Company's behalf and is reimbursed for other related parties' costs. The net unpaid portion of these expenses included in due from/to related parties at year end was $724,663 at June 30, 2013. Total net expenses paid (reimbursed) for the year ended June 30, 2013 was $232,589.

During the year ended June 30, 2013 payables due to a related party totaling $450,000 were forgiven and converted to member capital.

During the year ended June 30, 2013 distributions paid to the sole member were $1,000,000.

NOTE 5 - Concentrations of Credit Risk/Significant Clients

Cash balance - The Company maintains its cash balances primarily in area banks. Cash balances are insured up to $250,000 per bank and unlimited for non interest bearing accounts by the FDIC. The Company has cash balances on deposit with a bank at June 30, 2013 that exceeded the FDIC insured amount by approximately $796,469.

Major customers - For the year ended June 30, 2013, the Company derived approximately 90% of its revenue from five clients. There were no amounts due from these clients as of June 30, 2013.

NOTE 6 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At June 30, 2013, the Company had net capital of $848,617, which was $743,945 in excess of its required net capital of $104,672. At June 30, 2013, the Company's ratio of aggregate indebtedness to net capital was 1.9 to 1.

NOTE 6 - Net Capital Requirements - (Continued)

There are no differences between the Computation of Net Capital as reported in the June 30, 2013 Focus Report and the amount reported in the audited financial statements.

The computation for determination of the reserve requirement under Rule 15c3-3 and the information relating to the possession or control requirements under Rule 15c3-3 are not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

NOTE 7 - Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through August 2, 2013, the date the financial statements were available to be issued.

BDO CAPITAL ADVISORS, LLC

EXEMPTIVE PROVISION UNDER RULE 15c3-3

JUNE 30, 2013

The computation for determination of the reserve requirement under Rule 15c3-3 and the information relating to the possession or control requirements under Rule 15c3-3 are not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

BDO CAPITAL ADVISORS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2013

1. Total ownership equity from Statement of Financial Condition		$ 953,237 {3840}
2. Deduct ownership equity not allowable for Net Capital		- {3890}
3. Total ownership equity qualified for Net Capital		953,237 {3500}
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		- {3720}
B. Other (deductions) or allowable credits (list)		- {3525}
5. Total capital and allowable subordinated liabilities		953,237 {3530}
6. Deductions and/or charges:		
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)*	76,615 {3540}	
B. Secured demand note deficiency	- {3590}	
C. Commodity futures contracts and spot commodities- proprietary capital charges	- {3600}	
D. Other deductions and/or charges	- {3610}	(76,615){3620}
7. Other additions and/or allowable credits (list)	- {3630}	
8. Net capital before haircuts on securities positions	876,622 {3640}	
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f))		
A. Contractual securities commitments	- {3660}	
B. Subordinated securities borrowings	- {3670}	
C. Trading and investment securities:		
1. Exempted securities	- {3735}	
2. Debt securities	- {3733}	
3. Options	- {3730}	
4. Other securities	28,005 {3734}	
D. Undue concentration	- {3650}	
E. Other (list)	- {3736}	(28,005){3740}
10. Net Capital		$ 848,617 {3750}

Non-allowable assets include:	
Accounts receivable, net	$ 39,833
Prepaid expenses	36,782
Total non-allowable assets	$ 76,615

BDO CAPITAL ADVISORS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2013
(CONTINUED)

Part A

11. Minimum net capital required (6 2/3% of line 18)			$ 104,672	{3756}
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiary computed in accordance with Note (A)			5,000	{3758}
13. Net capital requirement (greater of line 11 or 12)			104,672	{3760}
14. Excess net capital (line 10 less line 13)			743,945	{3770}
15. Excess net capital at 1000% (line 10 less 10% of line 18)			691,610	{3780}

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. Liabilities from Statement of Financial Condition			$ 1,570,073	{3790}
17. Add:				
A. Drafts for immediate credit	$ -	{3800}		
B. Market value of securities borrowed for which no equivalent value is paid or credited	-	{3810}		
C. Other unrecorded amounts (list)	-	{3820}	-	{3830}
18. Total aggregate indebtedness			$ 1,570,073	{3840}
19. Percentage of aggregate indebtedness to net capital (line 18 / line 10)			185%	{3850}
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			0.00%	{3860}

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits, if the alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of Company (contra to item 1740) and partners' securities which were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

(D) There are no material differences between the amount reported herein and the Form X-17-A-5 Part IIA Filing.

Statement Pursuant to Rule 17a-5(d)(4) – A reconciliation of the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 was not prepared as there are no differences between the Company's computation of net capital and the computation contained herein.

BDO CAPITAL ADVISORS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION JUNE 30, 2013 (CONTINUED)

EXEMPTIVE PROVISIONS UNDER RULE 15c3-3

25. Identify below the section which an exemptive provision from Rule 15c3-3 is claimed:

A.	(k)(1) - Limited business (mutual funds and/or variable annuities only)	____	{4550}
B.	(k)(2)(i) - "Special Account for the Exclusive Benefit of Customers" maintained	X	{4560}
C.	(k)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis	____	{4570}
	Name of Clearing Firm:		
D.	(k)(3) - Exempted by order of the Commission (include copy of letter)	____	{4580}

MRPR GROUP CPAs & Advisors
One Northwestern Plaza, 28411 Northwestern Highway, Suite 800, Southfield, MI 48034-5538
(248) 357-9000 Fax (248) 357-9001 www.mrpr.com

Members
BDO Capital Advisors, LLC
Boston, Massachusetts

In planning and performing our audit of the financial statements of BDO Capital Advisors, LLC (the Company), as of and for the year ended June 30, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

UHY GROUP, P.C.

Southfield, Michigan
August 2, 2013

MRPR GROUP CPAs & Advisors
One Northwestern Plaza, 28411 Northwestern Highway, Suite 800, Southfield, MI 48034-5538
(248) 357-9000 Fax (248) 357-9001 www.mrpr.com

Members
BDO Capital Advisors, LLC
Boston, Massachusetts

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2013, which were agreed to by BDO Capital Advisors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you in evaluating compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). BDO Capital Advisors, LLC's management is responsible for the BDO Capital Advisors, LLC compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the check register and on the bank statement noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and work papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

MRPR GROUP, P.C.

Southfield, Michigan
August 2, 2013